Exhibit 12.1

WELLPOINT, INC.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Millions of dollars, except ratios)

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges Earnings:

Income before income taxes	$2,614.6	$5,257.9	$4,914.4	$3,890.3	$1,443.3	$1,211.9

Interest expense, including amortization of debt discount and expense related to indebtedness	353.9	447.9	403.5	226.2	142.3	131.2

Estimated interest portion of rental expense	66.4	64.9	60.7	46.7	20.9	17.1

Total Earnings Available for Fixed Charges	$3,034.9	$5,770.7	$5,378.6	$4,163.2	$1,606.5	$1,360.2

Fixed Charges:

Interest expense, including amortization of debt discount and expense related to indebtedness	$353.9	$447.9	$403.5	$226.2	$142.3	$131.2

Estimated interest portion of rental expense	$66.4	$64.9	$60.7	$46.7	$20.9	$17.1

Total Fixed Charges	$420.3	$512.8	$464.2	$272.9	$163.2	$148.3

Ratio of earnings to fixed charges	7.22	11.25	11.59	15.26	9.84	9.17